EXHIBIT E

RECENT DEVELOPMENTS

The Republic of Peru

Overview

On December 7, 2022, the Peruvian Congress approved the vacancy of former President Pedro Castillo on the grounds of permanent moral incapacity after he had announced plans to dissolve Congress and install an emergency government. That same day, then Vice President Dina Boluarte was sworn in as president of Peru, thus becoming the first woman to serve as president of Peru.

In the wake of President Boluarte’s swearing in, protests broke out in Lima, Arequipa, Apurimac, Ayacucho, Cusco, Puno and other parts of the country, with protestors calling for the dissolution of the Peruvian Congress, a new constitution and new elections. These protests intensified, resulting in attacks against police stations, airports, factories and, unfortunately, as a result of those events, there were civilian and police casualties. In response to the protests and general civil unrest, the government enacted curfews in certain provinces and attempted to move up the date of the next general election by filing a bill before the Peruvian Congress (such bill from the Executive to advance the general elections was subsequently voted down by Congress and, as such, the current congressional and presidential terms are set to end in July 2026 as originally intended with the election of former President Castillo). In addition, various states of emergency were declared.

On December 21, 2022, President Boluarte led the swearing-in ceremony of the new Council of Ministers. President Boluarte swore in, after the previously announced departure of Pedro Angulo Arana from the head of the ministerial cabinet, the then-Minister of Defense, Luis Alberto Otárola Peñaranda as the new Prime Minister, and a number of new cabinet members. The remaining members of the cabinet had their positions ratified.

On January 5, 2023, President Boluarte issued Supreme Resolution No. 003-2023-RE, terminating the appointment of Carina Ruth Palacios Quincho, Peru’s ambassador in Bolivia, after president Boluarte issued a public statement against former Bolivian president Evo Morales alleging interference on Peruvian internal affairs. Also recently, the presidents of Mexico and Colombia have publicly expressed their support for Pedro Castillo on several occasions, which has created tension between them and President Boluarte. In February 2023, the Mexican president, Andrés Manuel López Obrador, described Boluarte´s government as unconstitutional. In March 2023, the Colombian president, Gustavo Petro, made similar remarks about the constitutionality of Boluarte’s government and, consequently, has not recognized President Boluarte’s government. In both cases, President Boluarte recalled her ambassadors and the diplomatic relations have been downgraded to the level of charge d’affaires.

As of May 15, 2023, the composition of the Peruvian Congress was as follows:

Political Party	Congressional Seats	%
Acción Popular	14	11
Avanza País – Partido de Integración Social	9	7
Alianza para el Progreso	11	8
Cambio Democrático - Juntos por el Perú	9	7
Perú Libre	16	12
Somos Perú – Partido Morado	6	5
Fuerza Popular	23	18
Renovación Popular	9	7
Perú Bicentenario	6	5
Bloque Magisterial de Concertación Nacional	10	8
Podemos Perú	7	5
Independents	9	7

Total	129	100

Political Developments

On December 21, 2022, President Boluarte swore in the new ministerial cabinet. In accordance with Article 130 of the Peruvian constitution, “Exposition of General Government Policy. Question of Confidence,” within 30 days of assuming his position, the head of the Ministerial Cabinet, accompanied by the other ministers, must attend the Peruvian Congress to present and debate the general policy of the government and the general measures to be taken under his management.

On December 23, 2022, the Prime Minister, Luis Alberto Otárola Peñaranda, met with the president of the Peruvian Congress to discuss the joint mission of the two branches of government to achieve consensus in benefit of the country. One of the main subjects was to set the date for the presentation of the Ministerial Cabinet before the Plenary Assembly of Congress in order to obtain the Peruvian Congress’ vote of confidence. On January 10, 2023, the President of the Council of Ministers attended a session of Congress and explained the government policy and requested a vote of confidence. After the parliamentary debate, Congress granted confidence to the ministerial cabinet with 73 votes in favor, 42 votes against, and 6 abstentions.

As of May 15, 2023, the composition of ministers was as follows:

•	LUIS ALBERTO OTAROLA PEÑARANDA – Prime Minister.

•	DANIEL YSAÚ MAURATE ROMERO – Ministry of Justice and Human Rights.

•	VICENTE ROMERO FERNÁNDEZ – Ministry of Interior.

•	ALEX ALONSO CONTRERAS MIRANDA – Ministry of Economy and Finance.

•	JORGE LUIS CHÁVEZ CRESTA – Ministry of Defense.

•	ANA CECILIA GERVASI DÍAZ – Ministry of Foreign Affairs.

•	OSCAR ELECTO VERA GARGUREVICH – Ministry of Energy and Mines.

•	JUAN CARLOS MATHEWS SALAZAR – Ministry of Foreign Trade and Tourism.

•	RAÚL PÉREZ REYES ESPEJO – Ministry of Production.

•	ANTONIO FERNANDO VARELA BOHÓRQUEZ – Ministry of Labor and Promotion of Employment.

•	NELLY PAREDES DEL CASTILLO – Ministry of Agrarian Development and Irrigation

•	ROSA BERTHA GUTIÉRREZ PALOMINO – Ministry of Health.

•	MAGNET CARMEN MÁRQUEZ RAMÍREZ – Ministry of Education.

•	PAOLA PIERINA LAZARTE CASTILLO – Ministry of Transport and Communications.

•	HANIA PÉREZ DE CUÉLLAR LUBIENSKA – Ministry of Housing, Construction and Sanitation.

•	NANCY ROSALINA TOLENTINO GAMARRA – Ministry of Women and Vulnerable Populations.

•	ALBINA RUIZ RÍOS – Ministry of Environment.

•	LESLIE CAROL URTEAGA PEÑA – Ministry of Culture,

•	JULIO JAVIER DEMARTINI MONTES – Ministry of Development and Social Inclusion.

On December 14, 2022, the Peruvian State Attorney formalized the start of an investigation into former President Castillo, regarding accusations of rebellion and conspiracy. Subsequently, the Peruvian judiciary ordered former President Castillo to remain in custody while criminal investigations were ongoing. In March 2023, the Permanent Court on Criminal Matters of the Peruvian Supreme Court ratified a 36-month prison stay order issued by the judiciary, while prosecutors continue their investigation.

On April 23, 2023, former Peruvian President, Alejandro Toledo, was successfully extradited from the State of California, to face charges in Peru relating to the Odebrecht corruption scandal. Former President Alejandro Toledo is facing an 18-month prison stay order, while prosecutors continue their investigation.

On May 3, 2023, the Inter-American Commission on Human Rights (“IACHR”) issued the report “Situation of Human Rights in Peru in the Context of Social Protests,” which focused on the events that took place over the period December 7, 2022-January 23, 2023. President Boluarte addressed the report and emphasized Peru’s adherence to its international commitments on human rights, and the importance of such commitments to Peru, and all democratic systems. Furthermore, President Boluarte emphasized her government’s efforts to avoid violence, and to promote dialogue, social peace and to meet the reasonable demands of the population.

Economic Impact of the Change of Administration

The failed coup attempt on December 7, 2022 produced instability in the financial markets. However, the financial markets recovered after the swearing in of Dina Boluarte as president of Peru, with the exchange rate closing at S/3.851 per U.S.$1, a level similar to that of the day prior, and later closed at S/3.820 per U.S.$1 on December 30, 2022. Similarly, on December 7, 2022, the country risk, as measured by Peru’s Emerging Markets Bond Index Global (“EMBIG”), closed at 201 points, a level similar to that of the day prior – 199 points. On December 30, 2022, Peru’s EMBIG closed at 194 points, a level lower than the 2022 annual average of approximately 209 points. On March 31, 2023, the exchange rate closed at S/3.765 per U.S.$1 and the EMBIG closed at 209 points.

After the swearing in of President Boluarte, a series of protests were generated in different parts of the country, which affected economic activity. The damage was especially felt in the southern regions, such as Madre de Dios, Cusco and Puno, where more than five highways were blocked, which reduced the supply of markets and fuel, a situation that complicated the most vulnerable MYPEs and families.

The peak of economic losses occurred in January 2023 (around S/1,870 million), after which the economic impact has been reduced (S/1,045 million in February and S/75 million in March). Despite losses due to protests, the Peruvian economy has remained resilient due to its solid macroeconomic fundamentals, having one of the lowest levels of debt and inflation in the region with a prudent management of the fiscal policy. The government has been working on a social and economic recovery agenda, with a strong emphasis on public investment. See “Measures Adopted by Government.”

Peru’s Relationship with Argentina, Colombia, Bolivia and Mexico

On December 20, 2022, the government of Peru, through Official Communication 014-22 of the Ministry of Foreign Affairs, declared the Ambassador of Mexico persona non grata, giving the ambassador 72 hours to leave Peru. The decision was taken under the Vienna Convention on Diplomatic Relations, which establishes the power of the receiving state to declare a foreign head of mission persona non grata. The decision was adopted in response to the continuous and reiterated statements made by the President of Mexico about the political situation in Peru, which were perceived as unacceptable interference in internal affairs and would constitute a violation of the non-intervention principle under the convention.

On December 23, 2022, President Boluarte again classified as “interference,” the Mexican President’s continued statements about the political situation in Peru. However, President Boluarte ruled out the breaking of relations with Mexico or with Colombia, Bolivia and Argentina, countries that have taken similar positions in support of former President Pedro Castillo, despite the process having followed Peru’s constitutional succession procedures. Peru nevertheless has reiterated its call for open dialogue and cooperation among the countries based on mutual respect and the full validity of international law and build bridges to ensure open dialogue with the leaders of those countries.

On January 5, 2023, President Boluarte issued Supreme Resolution No. 003-2023-RE, terminating the appointment of Carina Ruth Palacios Quincho, Peru’s ambassador in Bolivia, after President Boluarte issued a public statement against former Bolivian president Evo Morales, alleging interference in Peruvian internal affairs. On January 26, 2023, Congress declared Evo Morales persona non grata and denied him his entry to Peru in the future.

On February 15, 2023, Carlos Alberto Chocano Burga was appointed as the ambassador of Peru in Argentina, replacing John Peter Camino Cannock. Peru’s relationship with Argentina has remained customary.

On February 24, 2023, President Boluarte announced that Peru was recalling its ambassador to Mexico in response to comments made by Mexican President Andres Manuel Lopez Obrador, who called her government unconstitutional. As a result of the ambassador’s withdrawal, diplomatic relations between Peru and Mexico formally remain at the level of charge d’affaires.

On March 29, 2023, Peru’s government finalized the recall of its ambassador to Colombia, accusing Colombia’s president, Gustavo Petro, of interfering in its national affairs. A day after Peru’s Foreign Ministry said Ambassador Felix Denegri would be withdrawn due to Petro’s “meddling” in the country’s internal politics and “distortion of the reality” behind Peruvian ex-President Pedro Castillo’s congressional ouster in December 2022, a resolution published in the official gazette confirmed that announcement. The resolution signed by President Dina Boluarte and Foreign Minister Ana Cecilia Gervasi has downgraded diplomatic relations between the two neighbors to the level of charge d’affaires.

Measures Adopted by Government

In September 2022, the government launched the “Plan Impulso Perú” to boost economic growth, generate higher levels of employment and support the most vulnerable populations. In December 2022, members of the Budget and General Account Commission of the Republic unanimously approved seven bills forming part of the Plan Impulso Perú, which were proposed by the executive branch. Five out of these seven bills have been already converted into laws and are in implementation as follows:

1)

On December 30, 2022, Law No. 31655 was published, which provides for the financing of the Complementary Maintenance Program for Educational Premises 2022-2023 for S/150 million for school maintenance and improvement of facilities.

2)

On December 30, 2022, Law No. 31658 was published, which creates the Business Impulse Program, to provide micro and small enterprises (“MYPEs”) with access to state-guaranteed loans at an affordable cost. The program contemplates state guarantees for up to S/2 billion for lines of credit granted by financial system entities such as banks, microfinance institutions and savings and credit cooperatives, Banco de la Nación, Corporación Financiera de Desarrollo (“COFIDE”) and other entities of the financial system. On March 25, 2023, the government published the Supreme Decree N.°041-2023-EF to grant the National Government up to the sum of S/2 billion.

3)

On January 21, 2023, Law No. 31674 was published, which establishes provisions to ensure compliance with the payment obligations of the Fund for the Stabilization of Prices of Fuels derived from Petroleum (“FEPC”), which would help to mitigate the effect of the international increase in fuel prices in the local market. The Ministry of Economy and Finance (“MEF”) explained that this Fund was critical in preventing the price of diesel from increasing by S/5 per gallon and affecting transportation costs. The law provides S/1.6 billion to the Fund in order to compensate oil refineries for the obligations generated in 2022. In 2004, the FEPC was created by DU 010-2004, and it acquired permanent status through the seventh complementary disposition of Law 29952 “Ley de Equilibrio Financiero del Presupuesto del Sector Público para el Año Fiscal 2013” in 2012. The subsidy mainly focuses on diesel and liquid petroleum gas.

4)

On February 9, 2023, Law No. 31683 was published, which promotes the economic reactivation of micro, small and medium-sized companies (“MIPYMEs”) through the MIPYME Entrepreneur Fund, which is expected to impact 10,000 MIPYME companies. The Fund provides grants to boost productivity and incentivize business initiatives, innovation, digitization, business group formation and product chains through support programs for this sector which have been in place since 2014.

5)

On February 15, 2023, Law No. 31688 was published, which creates the “Electricity Bond” in favor of residential users of the public electricity service, expected to benefit five million Peruvians at a cost of S/148.9 million. This subsidy is focused on low-income individuals, allowing them to cover fixed energy costs for up to S/30 for three months distributed at S/10 per month such that the subsidy can be considered to focus on low-consumption users.

Additional legislative proposals of “Plan Impulso Perú” are pending approval by the Peruvian Congress:

6)

PL 3401/2022-PE, which establishes the granting of an extraordinary subsidy to promote the formal hiring of people between the ages of 18 and 29 in the private sector. The subsidy is aimed at the formal hiring of young people in companies with up to 100 workers for a period of maximum six months. The MEF expects such subsidy to increase formal employment by 4% and create 164,000 additional jobs, as compared to a 1% increase in formal employment without the subsidy.

7)

PL 3510/2022-PE, which establishes extraordinary provisions to guarantee the continuity of public transportation at the provincial level for people in Lima and Callao. This measure will allow the implementation of two subsidies – one subsidy in favor of the authorized public transportation service providers and one indirect subsidy which assumes a portion of the tariffs tied to the public transportation services. These two measures will operate in parallel, have an estimated cost of S/89.7 million for a period of 50 calendar days and will be administered and verified by the Urban Transportation Authority for Lima and Callao.

In addition to “Plan Impulso Perú”, in December 2022, the Peruvian government released the “Con Punche Perú” program, which contains initiatives focused on social infrastructure and production. The “Con Punche Perú” program focuses on three components: (i) household economy reactivation, (ii) regional reactivation and (iii) sectoral reactivation. The initiatives are focused on rapid implementation and impact. The sectors that are targeted beneficiaries are tourism, agriculture, among others. As of April 2023, the total cost relating to the approved measures related to the program is S/7,856 million.

In the first part of the program, it provided an injection of approximately S/3.5 billion and in the second part, it is expected to provide approximately S/4.4 billion. The objective of the supplementary credits is to finance higher expenditures in the three components referred above.

Regarding the household economy reactivation component, the initiatives are already in implementation within the framework of the “Con Punche Perú” program, providing for an extraordinary subsidy for beneficiaries of the Juntos, Pensión 65 and Contigo programs, with bonuses between S/200 and S/300. This component aims to mitigate the effects of inflation on food with approximately 1.4 million beneficiaries. Natural gas expansion programs, among others, are also being included.

Regarding the regional reactivation component, certain measures have been implemented, such as support to the new management teams of local and regional governments with technical assistance from employees of the central government, as well as the expansion of financing options for Servir managers (public career regime), and the promotion of a special fund for territorial developments for municipalities in 2023.

Regarding the sectoral reactivation component, the extension of the reprogramming terms of the guarantee schemes Reactiva Peru, Fae Texco and Fae Turismo were approved on December 27, 2022. In addition, approval was granted on January 3, 2023 for the temporary liberalization of deduction accounts related to tax obligations (sistema de detracciones) and an extension to comply with tax obligations to MYPEs.

In addition to the above, the MEF and the Ministry of Defense established the Executive Board for the Development of the Naval Industry (the “Board”). The Board has the purpose of articulating policies and actions between the public and private sectors to promote the development of the Peruvian naval industry. Moreover, Peru continues to advance the construction of the Multipurpose Port Terminal in Chancay.

On May 19, 2023, the Minister of Economy and Finance, Alex Contreras, announced the “Con Punche Perú 2” program, which consists of an investment of more than S/5,900 million to support sectors impacted by the increase in poverty rates, a potential global El Niño phenomenon and the increase in inflation. The “Con Punche Perú 2” program focuses on four components: (i) household economy reactivation, (ii) regional reactivation, (iii) sectoral reactivation, and (iv) MYPE reactivation.

Regarding the household economy reactivation component, the Minister of Economy and Finance has emphasized the fight against poverty. One of the programs to be implemented is, for example, the “Juntos Urbano” social program, which consists of serving families living in poverty in urban and peri-urban areas with different types of financial assistance. An additional aspect of this component is the educational credit, which will provide financial assistance in the form of educational loans to lower-income students with great potential so that they may continue their studies in the main universities in Peru. Further, the “Lurawi” Temporary Employment Program will be expanded, with a focus on inter-sectoral impact and infrastructure maintenance projects.

Regarding the sectoral reactivation component, work will be done to strengthen the airport and naval industries, so that public infrastructure is complemented by private investment for the benefit of the population, in addition to promoting tourism and supporting health, education, public security and the mining industry.

Regarding the MYPEs reactivation component, the budget for the Impulso MYPERU program will increase to S/3,000 million from S/2,000 million. Moreover, an additional S/1,000 million will be allocated in the form of guarantees to continue financing MYPEs.

Lastly, regarding the regional reactivation component, measures under consideration include the allocation of an additional S/1,000 million for the financing of regional and nation-wide projects, with more than S/100 million dedicated to works in favor of the 200 local governments with the greatest needs. In addition, S/20 million will be allocated to provide technical assistance and support to local governments with the greatest needs in improving their record keeping and technical systems.

Measures Adopted to Mitigate Climate Emergency: “Con Punche Perú Atención a la Emergencia”

On March 24, 2023, the Minister of Economy and Finance reported that the government ordered a package of measures to immediately counteract the adverse effects that climate events have caused on the population and the economy of the country, detailing that these are measures of the Plan “Con Punche Perú: Atención a La Emergencia”, with a fiscal cost of approximately S/4.0 billion.

The fiscal strategy to boost the economy and address the climate emergency in 2023 will incur a total cost of S/12 billion, financed by supplemental credits (créditos suplementarios) of more than S/8 billion and budget reallocations.

In a press conference held on March 24, 2023, Minister Contreras reported that the objective of these measures, approved in a session of the Council of Ministers, seeks to address the effects caused by Cyclone Yaku and reduce the potential impact of the El Niño phenomenon, which could affect the recovery and sustainability of economic activity.

The measures are distributed in three streams:

Immediate attention to the emergency

This stream contains six measures, focusing on the injection of liquidity of around S/1 billion to finance the maintenance and consolidation of channels, river defenses, canals, and drainage. Likewise, the funding is focused on providing humanitarian aid to the victims and essential goods from/to critically affected areas.

Similarly, measures are being taken for the mitigation of diseases and health care for the victims. To this end, epidemiological alert issuances and epidemiological surveillance brigades have been implemented in high-incidence areas of vector-borne diseases such as Dengue, Malaria, Zika, Chikunguya, and Leptospirosis.

In addition, to support the efforts of regional and local governments in responding to the emergency, the expansion of the use of the canon, sobrecanon, and mining royalties has also been implemented. Likewise, there has been monetary transfers to help families whose homes have been declared uninhabitable or collapsed due to natural disasters, which project is estimated at S/120 million.

In addition, Income Tax (“IR”) and General Sales Tax (“IGV”) will be made more flexible for donations aimed at emergency areas, and public entities that own concession projects (such as roads) in emergency areas will be authorized to negotiate with concessionaires to immediately carry out remediation, repair or recovery work in the affected areas.

Infrastructure protection and resilience

This stream contains five prevention measures, focusing on the financing of around S/2 billion for preventive and corrective public investment works such as roads, bridges, schools, health establishments, etc. Likewise, the urbanization process, physical-legal sanitation, titling and consolidation of property rights, and the creation of rapid response teams for managing rainfall and the risk of the El Niño phenomenon have been refined. In addition, the MEF gave consent to grantors to contract with the concessionary companies for interventions for immediate remediation, repair, recovery, or prevention of disasters in the affected areas, even when outside the concession area.

Recovery of productive capacity

This stream promotes four measures to address the housing deficit, including financial support to improve homes, the implementation of a social housing package and an increase in the Housing Family Bonus. Likewise, the government is providing financial support for MYPEs through allocations to the CRECER Fund, a fund specially designed for such purpose; the strengthening of the municipal funds; the enaction of liquidity programs for microfinance institutions, and the reprogramming of the Reactiva Peru for the benefit of the most affected sectors and areas.

On March 1, 2023, the multi-sectoral commission in charge of the “El Niño” phenomenon (Comisión Multisectorial Encargada del Estudio Nacional del Fenómeno El Niño or “ENFEN”) issued a notice about the possibility of the occurrence of the climate phenomena “El Niño Costero.” On March 16, 2023, ENFEN issued an “Alerta de El Niño Costero,” and explained that it will continue to monitor and report on the evolution of oceanic-atmospheric conditions and fishery resources, updating the outlook as applicable. As of May 2023, ENFEN maintained the status of “Alerta de El Niño Costero”. Their analysis indicates that the phenomena will continue at least until September of this year. The most probable magnitude of the event would be strong to moderate, with the maximum sea temperatures expected during autumn. The persistence of El Niño Costero is mainly attributed to the arrival of warm Kelvin waves, which would maintain the anomalous warming.

Minister Contreras pointed out that, in parallel with these measures, tax breaks have been granted in emergency areas, for example, through the postponement of tax obligations for taxpayers in areas with declared states of emergency due to natural disasters.

General Government Policy for this Presidential Term

On March 25, 2023, the Presidency of the Council of Ministers (“PCM”) published Supreme Decree No. 042-2023-PCM, which approved the General Government Policy (“GGP”) for the current presidential term. The GGP contains nine goals and guidelines that will guide policies at the national level. The GGP seeks to define the interventions necessary to close the main gaps identified in order to facilitate the exercise of the fundamental rights of the people.

The first goal, “Social Peace and Governance,” seeks to guarantee access to justice for the families of victims of social mobilizations, as well as democratic constitutional succession, respecting the popular will. This goal aims to generate the conditions for adequate inclusive economic growth.

The second goal, “National Agreement and Dialogue,” is meant to build a more democratic society and improve coordinated action at the three levels of government.

The third goal, “Social Protection for Development,” aims to fight against discrimination and racism, promote food security and social inclusion of vulnerable populations, and strengthen the prevention and care of violence against women and family members.

The fourth goal, “Economic Reactivation,” aims to guarantee macroeconomic stability, promote private and public-private investment, foster business development with an emphasis on MIPYMEs, and implement mitigation measures against climate change, among other actions. Meanwhile, the fifth goal, “Promoting the Development of the States,” provides guidelines for the modernization of the management of subnational governments and the assurance of investments with a territorial approach.

The sixth goal, “Fight Against Corruption, Public Order and Security, and Defense of National Sovereignty,” proposes guidelines to respond comprehensively to security and corruption problems, which have become widespread in the country. The objective is to accelerate the implementation of a meritocratic civil service and the consolidation of the model of integrity in public service. It also contemplates the strengthening of citizen security, internal and public order, and the operational capacities of the Peruvian Armed Forces and the National Police, and disaster risk management. In addition, it emphasizes promoting alternative, comprehensive and sustainable development in areas affected by drug trafficking.

The seventh goal is “Good School Year with Recovery of Learning”, which highlights the improvement of the educational infrastructure in prioritized territories, the promotion of students’ enrollment, attendance and permanence, the strengthening of the teaching career and the assurance of intercultural education. The eighth goal is “Health as a Human Right”, which prioritizes the access to health services, the improvement of cancer prevention and treatment, the strengthening of the fight against anemia and chronic child malnutrition, and the improvement of infrastructure, equipment, and health care services at different levels of complexity. Finally, the ninth goal is “More Infrastructure and Services for a Better Quality of Life”, which, among other matters, provides guidelines to reduce the gaps in housing for highly impoverished families, in drinking and irrigation water, in energy and in connectivity services, with a focus on rural and peri-urban areas.

Modifications to the Peruvian Banking Law

In March 2022, Legislative Decree 1531 modified the Peruvian Banking Law in the following ways:

1)	The quality of the capital of financial system companies was adapted to Basel III, in order to strengthen the solvency and stability of such companies.

•

Tier 1 EE (higher quality) is divided into Common Equity Tier 1 Capital and Additional Tier 1 Capital. Common Equity Tier 1, in turn, is comprised primarily of common shares, reserves and earnings. Additional Tier 1 Capital is made up of subordinated debt instruments with the capacity to absorb losses while the company remains in operations. In addition, Tier 2 EE is available and Tier 3 EE is removed.

•

Minimum values were established for Common Equity Tier 1 and Effective Equity Tier 1. Common Equity Tier 1 cannot be less than 4.5% of APR. Tier 1 Effective Equity must be at least 6% of APR. Likewise, the Additional Tier 1 Capital must not exceed one-third of the Common Equity Tier 1 Capital, while the Tier 2 EE cannot exceed two-thirds of the Tier 1 EE. The requirement that the EE of a company must be equal to or greater than 10% of the APR was maintained.

•

In addition, a capital conservation buffer was introduced, requiring a buffer of 2.5% of the APR, which together with the economic cycle and market concentration risk buffers, must be covered with Common Equity Tier 1 Capital. The regulation establishes restrictions for the distribution of equity based on level of breach of these capital buffers, in a manner similar to that established in the Basel III standard. Additionally, a buffer has been maintained for additional risks that must be covered with Tier 1 or Tier 2 EE. These risks include individual, sectoral and regional concentration, and bank ledger interest rates.

2)

The SBS created a new category of license to cover those entities considered “credit companies”. These companies are defined as companies that grant loans to any market segment and cannot hold deposits from the public. Such license would ease the entry into the credit market of companies, encouraging greater competition from entities that grant credit, such as fintech companies.

•

The revocation of the operation authorization certificate of companies that do not accept deposits from the public was allowed for reasons related to the solvency of such companies. The law provides for a simplified and proportional supervision regime for companies in the financial system which are not authorized to receive deposits from the public. Regarding the licensing of such credit companies, no changes to the law were necessary, however a modification of the licensing regulation regime is on track to be published, which will simplify the feasibility analysis required of such companies and the criteria of the self-assessment questionnaires that must be furnished as part of the licensing application.

3)

It was established that companies can digitally carry out all the operations for which they are already authorized. Similarly, the requirement for the headquarters or main premises for public-service companies with a physical presence was eliminated, thus facilitating the existence of wholly digital entities in the financial system.

On December 21, 2022, SBS Resolution 03932-2022 established two modifications to the regulation of electronic money operations. First, it established that electronic money issuing companies (“EEDEs”) may now use, as a permanent form of guarantee, either immediately available bank deposits or a bank trust to guarantee the issuance of electronic money.    The purpose of the second modification is to reduce exposure to the risks of asset laundering and/or financing of terrorism, by reducing the money limit applicable to simplified electronic money accounts established in the operations regulations of electronic money (reglamento de operaciones con dinero electrónico). The new limits will be based on the minimum wage (currently S/1,025), which will allow them to be updated over time. For legal persons, as well as for individuals who seek to carry out operations for amounts greater than the aforementioned limits, an alternative product is the general electronic money account.

Pension Funds Reform

On April 11, 2023, Minister Contreras reported that a pension reform bill had been sent to the Executive Pensions Commission, which would later be sent to the Congress. He indicated that, in recent months, pension reform proposals have been discussed. The pension fund administrators (the “AFPs”) insist on a multi-pillar system, while the Congress’ Labor Commission points to a new system, which would be administered by a portfolio manager, and bound to the Ministry of Labor and Employment Promotion.

The AFPs’ proposal considers seed capital, which implies that the government establishes a base fund for each Peruvian born, which would capitalize until the person reaches 65 years old. Also, it proposes a General Sales Tax (IGV) of 1% paid per year, thus increasing pensions and profitability, promoting savings, and encouraging formalization.

Speaking for the MEF, Minister Contreras mentioned that the proposal submitted to the Executive Pension Commission calls for both systems, AFPs and the Social Security Normalization Office (“ONP”), coexist. He also indicated that MEF is waiting for the Central Reserve Bank of Peru (“BCRP”) and SBS’s opinions on the MEF’s proposal.

Pension Funds Withdrawal Proposals

Various pension funds withdrawal proposals have been presented but none have been approved as of May 22, 2023. Set out below are the current pension funds withdrawal proposals:

AFP withdrawal of up to two withdrawals of one tax unit (“UIT”)

On November 18, 2022, PL 3585-2022-CR was presented by congressman Américo Gonza (Peru Libre), asking to withdraw up to S/9,200 (2 UIT) from AFP funds.

AFP withdrawal of up to three UIT

On February 7, 2023, congressman Víctor Cutipa (Perú Bicentenario) presented PL 4190-2022-CR, which proposes a withdrawal of S/14,850 (3 UIT) from AFP funds. He also requested that the SBS indicates what the procedure would be to withdraw the funds.

On March 23, 2023, congressman Víctor Flores (Fuerza Popular) presented PL 4556-2022-CR, which proposes a withdrawal of 3 UITs, equivalent to S/14,850.

AFP withdrawal of up to 4 UIT

On February 8, 2023, congresswoman Digna Calle (Podemos Peru) presented PL 4201-2022-CR for a withdrawal of up to S/19,800 (4 UIT). If it is approved, it will be carried out in three groups (two withdrawals of 1 UIT and one of 2 UIT), as it appears in its Legislative Project.

AFP withdrawal of 50% of funds for home purchase

On February 8, 2023, congressman Luis Elías Ávalos (Podemos Peru) presented PL 4200-2022-CR, which proposes releasing up to 50% of one’s pension funds to pay the initial purchase fee for a first property. This would be conditioned on a mortgage loan being delivered by a financial institution.

On March 22, 2023, congresswoman Patricia Juárez (Fuerza Popular) presented PL 4528-2022-CR, which proposes that corresponding permission be given to AFP contributors to use up to 50% of the funds accumulated in their accounts. The purpose of this proposal is to allow for the acquisition and payment of mortgage loans of a home or property, with the caveat that it has to be a credit delivered by an entity of the financial system or a credit cooperative.

Minimum Pension

On January 13, 2023, Law No. 31670 was published, the purpose of which is to propose the creation of minimum pensions and the expansion of voluntary contribution alternatives for members of the Private Pension System. This law seeks to create a better pension culture through the determination of goals with a view to a retirement with a minimum pension and to promote alternatives for the voluntary contributions of affiliates to the Private Pension System, charged to the return of fourth and fifth category income tax, or refund of any other tax or balance in favor of the affiliate.

On April 18, 2023, the MEF published Supreme Decree No. 065-2023-EF, which approves the regulations of Law No. 31670, approved by the Congress. The acceptance of a member of the Private Pension System to a minimum pension is voluntary and can be done at any time, and will not limit access to the benefits that the AFP already offers, such as the availability of resources for payment of a first property or 95.5% of the Individual Capitalization Account (“CIC”), access to early retirement or access to other types of pension.

Those that are affiliated will set the amount of the minimum pension that they want to receive, which cannot be less than the amount of the minimum expenditure basket. Based on this, the AFP will project the minimum retirement balance that must be reached to obtain the minimum pension, and that will be updated until the time of retirement by legal age. Upon reaching retirement age, workers will request payment of the minimum pension, and the AFP will assess whether those that are affiliated have the minimum retirement balance and, if applicable, whether or not they have surplus resources. If there is a surplus, those that are affiliated may freely dispose of said resources, or transfer them to the voluntary contributions account with no pension purpose in their AFP, or issue negotiable guarantees up to all of them.

Drought Bond

In December 2022, through Urgency Decree No. 025-2022, and as a part of the reactivation measures for the agricultural sector, the government announced the one-time subsidy, for agricultural producers, of S/800 per hectare up four hectares, and, for agricultural producers dedicated to raising alpacas, of S/266 per alpaca, up to a maximum of 12 alpacas.

As of March 30, 2023, 193,684 beneficiaries throughout the country received subsidies, with a total disbursement of approximately S/263 million – 95.3% of the total amount allocated. There was still a payment to 11,524 beneficiaries for an amount of approximately S/13 million. For this reason, on April 2, 2023, the Minister of Agrarian Development and Irrigation, announced a one-time extension of the payment period for the drought bond to April 25, 2023, in all agencies of Banco de la Nación.

COVID-19 Measures

On October 27, 2022, under Supreme Decree N° 130-2022-PCM, the government annulled the measures and recommendations that it had adopted at the national level during the state of emergency in place during the COVID-19 pandemic. In coordination with the Ministry of Health, this new provision provides that local and regional governments, as well as the national government, must promote the optional use of masks, vaccination and other measures to promote healthy practices.

Vaccination Plan

Within the framework of the prevention of COVID-19, vaccinations continue to be administered in accordance with the COVID-19 vaccination plan. As of May 14, 2023, vaccination levels are as follows:

•

Of the estimated population aged 12 and over (28,579,408): 94.04% have received one dose, 90.38% have received two doses, 74.61% have received three doses and 27.71% have received four doses. Based on the estimated population for this segment, a total of 82,195,172 doses have been administered.

•

Of the estimated population aged between 5 and 11 (4,201,842): 75.07% have received one dose, 62.30% have received two doses and 18.97% have received three doses. Based on the estimated population for this segment, a total of 6,568,966 doses have been administered.

Environment – Sustainable Bond Framework

In 2021, the MEF approved the Sustainable Bond Framework of Peru (the “Framework”), and in line with the Framework, the Republic made its first issuance of a social bond and two sustainable bonds in the international market.

Under the Framework, in November 2022, the MEF published the “Allocation and Impact Report,” which provides detailed information to investors and the general public on the social programs and green projects identified, which match with the eligible categories included in the Framework, in an amount up to the total issued amount through the aforementioned bond issuances, and the impact of those selected social programs and green projects, as well as their contribution to the “Sustainable Development Goals” prioritized in the Framework. The Allocation and Impact Report includes the second party opinion of an international certifying entity.

LIBOR to SOFR Rate

In 2022, through Supreme Decree Nº 167-2022-EF and Supreme Decree Nº 112-2022-EF, the reference rate for external debt operations arranged in coordination with the Inter-American Development Bank (“IDB”) and the World Bank, respectively, was modified, replacing the London Interbank Offered Rate (“LIBOR”) with the Secured Overnight Financing Rate (“SOFR”) as the new reference rate.

PETROPERU’s Liquidity Issues

During 2022, PETROPERÚ faced liquidity problems. On May 12, 2022, through Emergency Decree No. 010-2022, extraordinary measures were approved and an exceptional transitory financial support measure was granted in favor of PETROPERÚ. Through this mechanism, a credit of U.S.$750 million was approved, as well as an exemption in the payment of certain tariffs and taxes associated with the purchases of crude oil and fuel products made by PETROPERÚ.

Furthermore, on October 25, 2022, Emergency Decree No. 023-2022 approved additional measures, including: (i) a capital contribution from Perú for up to S/4,000 million and (ii) an additional credit line from Banco de la Nación for U.S.$500 million, guaranteed by the Peruvian government.

Since PETROPERÚ’s liquidity improvement is still in progress, through Law No. 31640 (Ley de Endeudamiento del Sector Público para el Año Fiscal 2023), an extension of the payment deadlines set forth in Emergency Decrees No. 010-2022 and No. 023-2022 was granted, extending the deadline by which PETROPERÚ must pay its debt until the end of 2024.

Legal Proceedings

On July 13, 2022, Upland Oil and Gas LLC (USA) and Upland Oil and Gas LLC (Perú) filed with the International Centre for Settlement of Investment Disputes (“CIADI”), an arbitration request against PeruPetro S.A., a Peruvian state-owned company. No further details of the process are known at this time.

On November 17, 2022, the Bank of Nova Scotia filed with CIADI an arbitration request on its behalf and on behalf of Scotiabank Peru under Articles 810 and 820 of the Peru-Canada Free Trade Agreement, for the collection of default interest from the Peruvian tax authorities, totaling roughly S/482 million.

On April 21, 2023, the Peruvian sanitation company Operadora Ecológica del Titicaca S.A.C. filed with CIADI an arbitration against Peru. The subject of the dispute is an alleged breach of contract.

The Economy

Developments since 2021

Economic activity between January and December 2022 grew by 2.7%, mainly driven by the dynamism of private consumption, which was reflected in the expansion of the trade and service sectors. The improvement in the public health situation contributed to a 3.2% growth in non-primary sectors, especially in those two sectors.

As of December 2022, the trade balance recorded a surplus of U.S.$9.6 billion, while the current account reflected a deficit of U.S.$10.6 billion or a deficit of 4.3% of GDP, mainly due to elevated prices for food and energy internationally, an increase in the volume of imported goods, higher freight payments abroad and decreased prices for industrials metals, all against the backdrop of a slowdown in global economic growth.

The following are other key economic results as of December 31, 2022:

•	public sector domestic debt (non-financial) totaled approximately U.S.$40.5 billion, or 16.3% of GDP;

•	public sector external debt (non-financial) totaled approximately U.S.$43.2 billion, or 17.5% of GDP;

•	exports increased by 4.3%, from nearly U.S.$63.2 billion for the year ended December 31, 2021 to nearly U.S.$65.8 billion for the year ended December 31, 2022;

•

the overall balance of the non-financial public sector registered a deficit of approximately U.S.$4.0 billion, or 1.6% of GDP as of December 31, 2022, as compared to a deficit of approximately U.S.$5.6 billion, or 2.5% of GDP as of December 31, 2021;

•	The inflation rate as of December 31, 2022 was 8.46%, compared to an inflation rate of 6.43% as of December 31, 2021;

•	the net international reserves of the Central Bank decreased to approximately U.S.$71.9 billion at December 31, 2022, compared to approximately U.S.$78.5 billion as of December 31, 2021; and

•	The net foreign direct investment was approximately U.S.$12 billion for the year ended December 31, 2022, as compared to approximately U.S.$6 billion for the year ended December 31, 2021.

Role of the State in the Economy

The current Boluarte administration has appointed a ministerial cabinet – including Alex Alonso Contreras Miranda as Minister of Economy and Finance, who had previously served as Vice Minister of Economy since August 2021. Mr. Contreras Miranda’s career spans 15 years in the public sector, and he has previously worked at the Central Reserve Bank. As Vice Minister of Economy, Mr. Contreras Miranda was in charge of macroeconomic and microeconomic policies, among other areas.

Monetary Policy

The following discussion sets forth the monetary policies currently in force:

In 2022, the Central Bank made 12 consecutive increases to the reference interest rate, closing December 2022 at 7.50%, representing an increase from the 2.5% rate at the end of 2021. In January 2023, the Central Bank increased the reference interest rate by 0.25% to 7.75%. The Central Bank, in its informative notice dated April 13, 2023, decided to maintain the reference interest rate at 7.75%, projecting, for the coming months, a decrease trend in regard to the year-on-year inflation, with a return to the target range in the fourth quarter of 2023, as a result of the moderation of the effect of international food and energy prices, the reversal of supply shocks in the agricultural sector and a reduction in inflation expectations for the rest of the year. The twelve-month inflation expectations remained at 4.3% in March 2023, above the upper limit of the inflation target range.

As of October 31, 2021, the minimum current account that financial institutions are required to maintain at the Central Bank was raised from 0.75% to 1.0%.

In March 2022 (Circular Nº 0025-2022-BCRP), the minimum legal average reserve requirement rate increased to 5.5%; in April 2022, it increased to 5.75%; and in May 2022, it increased to 6%. In this manner, the reserve requirement would be the maximum between (i) the result from applying the reserve requirement rate of the base period (July 2021) to the obligations subject to the reserve requirement up to the level of the base period, and a marginal reserve requirement rate of 25.0% with respect to the base period and (ii) the minimum legal reserve requirement corresponding to the evaluation period. Additionally, as of November 30, 2021, and as of December 31, 2022, a maximum average reserve requirement equivalent to 6.0% of the flow of the total obligations subject to the reserve requirement for the evaluation period will be in force, in order to maintain a low dispersion in the average reserve requirement rates among financial institutions.

The reserve requirement in foreign currency was modified by the Central Bank’s adoption of Circular No. 005-2021-BCRP, dated March 2021, with respect to the additional reserve requirements based on the evolution of total credit and vehicle and mortgage consumer credit in foreign currency. The purpose of these measures is to continue promoting, in the long term, a gradual process of reduction in the dollarization of credit.

The Central Bank adopted Circular No. 0025-2022-BCRP, dated November 2, 2022, which changed the weekly limit and the limit related to the balance resulting from the sale of foreign currency in exchange for local currency through forwards and swaps. The purpose of these measures is to promote exchange risk hedging operations.

Mining Sector and the Quellaveco Project

In the fourth quarter of 2022, the investment in the mining sector totaled U.S.$1,650 million, which was U.S.$77 million lower than that registered in the fourth quarter of the previous year. By company, the following investments are noteworthy: (i) Anglo American Quellaveco, decreased its investment to U.S.$205 million compared to the U.S.$409 million in the fourth quarter of 2021 due to lower disbursement in the areas of benefit plans and infrastructure in its Quellaveco Mining Unit; (ii) Antapaccay decreased its investment by U.S.$77 million, derived in part from the lower disbursements in the mining equipment and infrastructure category; and (iii) Shouxin, which ranked third, decreased its investment by U.S.$15 million, as a result of an adjustment in its investment amount for provisions and derecognition of obsolete assets.

In 2022, the metal mining sector contracted by 0.2% due to a 10.7% decrease in zinc levels, as explained by Los Quenuales Mining Company’s lower production due to the depletion of the Iscaycruz unit and lower ore grades in the Nexa and Antamina units. Silver decreased by 7.6% due to the lower production of the Los Quenuales, Ares, and Buenaventura units. The Buenaventura´s Uchucchacua unit implemented measures to improve operational efficiency that decreased mining production. Molybdenum extraction decreased 7.5% due to the lower production of the Southern and Las Bambas units. On the other hand, the higher copper production increased 4.1%, driven by the start of production of Quellaveco and the greater extraction of most of the mines, except for the Antapaccay, Southern, and Las Bambas units, with operations suspended at the Southern and Las Bambas units for more than 50 days in 2022 due to social conflicts.

By 2023, the recovery of the primary sectors is expected particularly in metal mining: a positive effect is expected due to the projects that have recently started their operations, such as Quellaveco, and of the reactivation of mines that paralyzed their activities in 2022 due to civil unrest.

In April 2023, there have been ratifications of certain private investments, such as the extension of Antamina for U.S.$2 billion (an increase from the U.S.$1.6 billion announced in 2022), the “La Granja” project of Río Tinto and First Quantum Minerals with an investment of U.S.$5 billion, among others.

Social Security

In April 2020, Emergency Decrees No. 34-2020 and No. 38-2020 authorized the withdrawal of up to S/2,000 from the Individualized Capitalization Account (“ICA”) of the Pension Fund Administrators. In May 2020, Law No. 31017 authorized the withdrawal of up to 25% of the ICA with a minimum UIT and a maximum of three UITs. In December 2020, Law No. 31068 established access for up to four UITs from the ICA and, in May 2021, Law No. 31192 authorized the withdrawal of up to four UITs from the ICA.

On May 21, 2022, Law Nº 31478 was published, providing affiliates of the private pension system with the option to withdraw, in extraordinary circumstances, up to S/18,400 (4 UIT).

The SBS specified that the five withdrawals authorized during 2020 and 2021 due to the pandemic were equivalent to an outflow from the pension fund system amounting to almost S/66 billion (7.6% of GDP), leaving more than 2.3 million affiliates (28.5% of total active affiliates) without a pension fund.

Thus, in the aggregate, withdrawals due to Law Nº 31478, together with those of the five previous withdrawals due to the pandemic, resulted in S/87.5 billion in outflow of pension funds between 2020 and 2022.

The following table sets forth selected information of the Peruvian economy, indicating certain statistics for the domestic economy, the balance of payments, the public sector balance and the public sector debt for the periods shown, in each case compared to the corresponding prior period.

Selected Economic Information (in millions of U.S. dollars, except as otherwise indicated)

	As for the year ended December 31,
	2021(1)	2022(1)
Domestic economy
GDP (in millions of S/ at current prices)	877,055	937,719
Real GDP (in millions of S/ at constant 2007 prices)	552,526	567,340
Real GDP growth rate (in %)	13.6	2.7

	As for the year ended December 31,
	2021(1)	2022(1)
Consumer Price Index (change for the period in %)	6.4	8.5
Unemployment rate (in %) (6)	11.3	7.7
Underemployment rate (in %) (2)(6)	48.6	43.3
Balance of payments
Trade balance	14,927	9,565
Change in Central Bank net international reserves (period end in %)	5.1	(8.4)
Central Bank net international reserves (period end)	78,495	71,883
Public sector balance
Overall non-financial public sector fiscal balance (deficit) (3)	(5,741)	(4,001)
Public sector debt (4)
Public sector external debt	45,533	46,194
Public sector domestic debt	34,029	38,153
Total public sector debt	79,562	84,346
Public sector external debt service
Amortizations (5)	435	1,718
Interest payments (5)	1,341	1,630
Total external debt service (medium and long terms)	1,776	3,348
Exchange rate (end of period, S/ per U.S.$)	S /3.988	3.813
Exchange rate (average, S/ per U.S.$)	S /3.881	3.835

(1)	Preliminary data with the exception of Public Sector Debt and Public Sector External Debt Service.
(2)	In Metropolitan Lima (three-month moving average). Workers who are underemployed, either in terms of income or due to shorter working hours than those required by the worker.
(3)	Includes capital revenues of the General Government and primary balance of the state companies.
(4)	Source: Ministry of Economy and Finance.
(5)	Includes Commissions.
(6)	Source: National Institute of Statistics—INEI.
Source:	Central Bank, National Institute of Statistics, The Ministry of Economy and Finance, SBS, unless otherwise indicated.

Economy and Public Debt

According to the new projections of the Ministry of Economy and Finance, as of April 2023, GDP is expected to grow by 2.5% in 2023, and then converge to around its potential growth in the coming years. As of February 28, 2023, the external debt of the Public Sector was U.S.$46,056.3 million and the internal debt of the Public Sector was U.S.$38,105.7 million.

Inflation

The significant increase in international energy and food prices since the second half of 2021, accentuated by international conflicts, has led to a sharp increase in inflation rates globally to magnitudes not seen in many years and to significantly higher levels than were targeted by central banks both in advanced economies and regional economies alike.

As of December 31, 2022, the accumulated inflation rate for the prior 12 months was 8.46%, an increase from the accumulated inflation rate of 6.43% in December 2021. Similarly, as of December 31, 2022, for accumulated inflation rate (less food and energy) was 5.59%, an increase from the accumulated inflation rate (less food and energy) of 3.24% in December 2021. The year-on-year inflation rate in the food and energy sector was 12.02% in December 2022, with food and beverage prices rising 12.6%, fuel prices rising to 1.0% and electricity prices rising to 11.5%.

Inflation in 2022 was influenced by the rise in the prices of the consumer divisions: Food and Non-Alcoholic Beverages (15.21%), due to the increases observed in vegetables, eggs, sugar, bread and cereals, and other food products; Transportation (11.30%), due to the higher prices of fuels and lubricants, vehicle spare parts, road transportation services, and local transportation; Restaurants and Hotels (9.49%), due to the increase in menu prices in restaurants; and Lodging, Water, Electricity, Gas and Other Fuels (4.23%), due to the rise in electricity and drinking water rates. It should be noted that these four divisions contributed 6,848 percentage points to the annual variation in prices.

The following divisions also registered growth in prices: Miscellaneous Goods and Services (6.66%), Recreation and Culture (6.66%), Health (4.84%), Education (3.92%), Alcoholic Beverages, Tobacco and Narcotics (3.78%), Furniture, Household Items and Ordinary Home Conservation (3.49%), Clothing and Footwear (2.46%) and Communications (1.44%).

2023 Budget

On December 6, 2022, the Peruvian Congress approved the 2023 budget through the passage of Law Nº 31638. The budget for 2023 is S/214.8 billion, a 9.3% increase compared to the 2022 budget, which was S/197 billion.

The following table summarizes the principal assumptions on which the 2023 budget is based and the current application of the budgeted funds:

Principal Budgetary Assumptions for 2023

Real GDP growth	3.5%
(Cumulative) inflation	3.5%
Average exchange rate	S/3.94 per U.S. dollar

Source: Ministry of Economy and Finance.

Based on these assumptions, the 2023 budget includes the following:

•	fiscal revenues of S/141.5 billion, or approximately U.S.$35.6 billion;

•	public expenditures of S/185.5 billion, or approximately U.S.$46.6 billion; and

•	an overall non-financial public sector deficit of S/25.2 billion, or approximately U.S.$6.3 billion, or 2.4% of projected 2023 GDP.

The following table sets forth the budgeted expenditures for the 2023 budget:

	National Government	Regional Governments	Local Governments	Total
	(in millions of soles)
Current expenditures	86,855	29,445	15,193	131,493
Capital investments	32,661	12,527	14,155	59,343
Debt services	23,199	306	448	23,953

Total expenditures	142,715	42,278	29,797	214,790

Source: Central Bank and Ministry of Economy and Finance.

The following table sets forth the assumed sources of revenue for purposes of the 2023 budget:

Sources of Revenue	Amount
(in millions of soles)
Tax revenue	141,498
Administrative and governmental fees	5,631
Third-party credit sources	28,277
Donations and transfers	297
Other(1)	39,087

Total	214,790

(1)	Includes revenue from mining rights, concession fees, and related items. Source: Central Bank and Ministry of Economy and Finance.

As of April 30, 2023, the execution of budget spending at the national level was 27.3%. This percentage corresponds to that accrued as a percentage of the modified institutional budget.

RISK FACTORS

This section describes certain risks associated with investing in Peru’s securities, and updates the information included in Peru’s annual report on Form 18-K filed with the U.S. Securities and Exchange Commission on December 28, 2022, as amended on January 5, 2023. You should consult your financial and legal advisors about the risk of investing in Peru’s securities. Peru disclaims any responsibility for advising you on these matters.

Peru may experience political, economic or social problems that may interfere with Peru’s ability to service its indebtedness.

Throughout its history, Peru has experienced moments of economic and political instability and terrorist insurgency.

Peru’s last general elections to elect the president and all congressional members for the 2021-2026 period were held on April 11, 2021. Mr. José Pedro Castillo Terrones and Mrs. Keiko Sofia Fujimori Higuchi obtained the highest number of votes but no outright majority, giving place to a ballotage presidential run-off that was held on June 6, 2021, with Mr. Castillo elected as the new President.

On December 7, 2022, the Peruvian Congress approved the vacancy of President Pedro Castillo on the grounds of permanent moral incapacity after he announced plans to dissolve Congress and install an emergency government. That same day, then Vice President Dina Boluarte was sworn in as president of Peru, thus becoming the first woman to serve as president of Peru.

On December 10 and December 13, 2022, President Boluarte officially appointed her Ministerial Cabinet, which at that time was to be led by Pedro Angulo Arana.

In the wake of President Boluarte’s swearing in, protests broke out in Lima, Arequipa, Apurimac, Ayacucho, Cusco, Puno and other parts of the country, with protestors calling for the dissolution of the Peruvian Congress, a new constitution and new elections. These protests intensified with each passing day, resulting in attacks against police stations, airports, factories and, unfortunately, as a result of those events, there were civilian and police casualties.

On December 23, 2022, the Prime Minister, Luis Alberto Otárola Peñaranda, met with the president of the Peruvian Congress to discuss the joint mission of the two branches of government to achieve consensus in benefit of the country. One of the main subjects was to set the date for the presentation of the Ministerial Cabinet before the Plenary Assembly of Congress in order to obtain the Peruvian Congress’ vote of confidence. On January 10, 2023, the President of the Council of Ministers attended a session of Congress and explained the government policy and requested a vote of confidence. After the parliamentary debate, Congress granted confidence to the ministerial cabinet with 73 votes in favor, 42 votes against, and 6 abstentions.

In addition, since mid-March of 2020, the COVID-19 pandemic has disrupted economic activity and caused a global recession. As the COVID-19 Economic Plan was implemented, the economy has shown signs of recovery.

During the first semester of 2023, the multi-sectoral commission in charge of the “El Niño” – ENFEN announced the “El Niño Coastal Alert,” which is currently ongoing and affecting Peruvian infrastructure and agriculture. For further information regarding the measures adopted by the government regarding the climate emergency, see “Measures Adopted to Mitigate Climate Emergency: “Con Punche Perú Atención a la Emergencia.”

Peru’s historical GDP growth rates, generally low inflation, and both fiscal and external surpluses have historically reflected, in part, the strength of Peru’s economic fundamentals. However, a deterioration of the global economy or a sharp decrease in commodity prices may adversely affect Peru’s economy. In addition, an economic contraction or weak economic growth in Peru’s trading partners may have an adverse effect on Peru. Despite Peru’s ongoing economic growth and stabilization, the social and political tensions and levels of poverty and unemployment continue. The poverty level was 25.9% in 2021, 30.1% in 2020 and 20.2% in 2019

Future government policies to preempt or respond to social unrest could include, among other things, the suspension of the enforcement of creditors’ rights and new taxation policies. The worsening of current global conditions or a new economic or financial crisis could affect Peru’s economy and, consequently, materially adversely affect Peruvian economy. The government cannot assure you that Peru will no longer face political, economic or social problems in the future or that these problems will not interfere with Peru’s ability to service its debt.

Furthermore, some of the measures proposed by the administration may generate political and social opposition, which may in turn prevent the government from adopting such measures as proposed. Moreover, the mass violent protests in several regions of the country following former President Castillo’s impeachment in December 2022, together with the recent political uncertainty have raised concerns about the ability of the government to implement long-term and consistent economic and social policies required to combat social and economic issues in the future, including those designed to promote economic growth and to counteract the impact of the COVID-19 pandemic. This creates further uncertainty in the ability of the administration to pass measures that it expects to implement. See “Recent Developments—History”.

In addition, economic and political developments in other emerging countries in Latin America, such as Argentina, Bolivia, Brazil, Ecuador, Colombia and Venezuela, may have an adverse effect on other countries in the region, including Peru.